UNIQUE UNDERWRITERS, INC.

5650 Colleyville Blvd,

Colleyville, Texas 76034

817-281-3200

USA

May 19, 2011

VIA EDGAR

Scot Foley

SEC Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Unique Underwriters, Inc.

5650 Colleyville Blvd,

Colleyville, Texas 76034

PH: 817-281-3200

Re: Registration Statement on Form S-1 Amendment No. (1) for Unique Underwriters, Inc.

Dear Mr. Foley:

This letter is submitted by Unique Underwriters, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No 2 to Registration Statement on Form S-1/A (filed on April 25, 2011, Registration No. 333-172850) (the “S-1 Registration Statement”), as set forth in your letter to Mr. Sam Wolfe dated May 9, 2011. We are filing via EDGAR Amendment No. 3 to the S-1 Registration Statement (“Amendment No. 3”) in response to the Staff’s comments. For reference purposes, the text of your letter dated May 9, 2011 has been reproduced herein, with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 3 that have been revised in response to the comment.

Please apply to this registration statement all relevant comments in our letter dated May 9, 2011 regarding registration statement file number 333-172850 and in any follow-up comment letters. In your response to this letter, please clearly indicate how and where you have applied each of those comments to this registration statement. Please also resolve all comments regarding registration statement file number 333-172850 prior to requesting acceleration of this registration statement.

Response: The Company acknowledges the Staff’s comment and the Company advises the Staff that they are responding to the Staff’s comment letter dated May 9, 2011 (the “S-1 SEC Comment Letter”) regarding the Company’s Amendment No 2 to Registration Statement on Form S-1/A (file number 333-172850) in a letter dated as of the date hereof. The Company has reproduced the Staff’s comments below, with a statement indicating how and where the Company has applied each of these comments to the Amendment No. 3 to the S-1 Registration Statement.

We are acknowledging that:

·                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

·                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·                  We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.      Your correspondence states “This letter is submitted on behalf of Unique Underwriters, Inc. (the ‘Company’) and the other registrants names in the S-1 Registration Statement (defined below) (collectively, the ‘Registrants’), “ It does not appear that there are any co-registrants. If there are, please include information about them in your registration statement. If there are not, please advise us accordingly.

Response: The Company is the only registrant, and the statement was revised accordingly.

2.      Your correspondence includes the acknowledgments we requested in our earlier comment letter, i.e. the “Tandy responses,” but is drafted and signed by your outside counsel. In order to obtain effectiveness of a registration statement a registrant must directly submit the Tandy responses to the Division of Corporation Finance. Please acknowledge that you will do so in future correspondence, either in your response to this letter or in a letter requesting acceleration.

Response: The Company itself will submit responses and requests going forward instead of outside counsel.

3.      You disclose here that you started generating revenues in June 2010, on page 18 you disclose that you commenced with selling in June 2010, and on pages 53 and 54 you disclose that you started having revenue activity in May 2010. Please revise to remove the inconsistencies.

Response: Correct to June 2010, please see page 47 and page 49 of the Amendment.

4.      We note your response to our prior comment 4. Here, and in your Description of Business discussion on page 20, please be more specific in your explanation of your products. For example, you should describe the difference between Term and UL/Whole insurance and explain the significance of the percentages of each product you offer.

Response: Term Insurance - A life insurance policy which provides a stated benefit upon the holder's death, provided that the death occurs within a certain specified time period. However, the policy does not provide any returns beyond the stated benefit, unlike an insurance policy which allows investors to share in returns from the insurance company's investment portfolio.

Whole Life Insurance - Insurance on the life of the insured for a fixed amount at a definite premium that is paid each year in the same amount during the entire lifetime of the insured.

Universal Life Insurance (UL) - Universal Life is a type of permanent life insurance based on a cash value. That is, the policy is established with the insurer where premium payments above the cost of insurance are credited to the cash value.

Final Expense Insurance - Is an insurance policy used to pay for funeral services and a burial when the named insured dies.

Annuities - A fixed sum of money paid to someone each year, typically for the rest of their life. Or a form of insurance or investment entitling the investor to a series of annual sums.

The company’s primary focus upon conception was for mortgage protection insurance which is offered via term life, universal life or whole life insurance products. The percentages reflect where the majority of the business is currently earning revenue however the company has expanded its market to include final expense insurance and annuities.

Please see page 22 of the Amendment.

5.      Based on your response to prior comment 26, please clarify in your discussion of products here and on page 20 that the products you describe are those that you are marketing and are underwritten by various third party insurance underwriters and that you are not currently developing your own products in-house.

Response: Term Insurance - A life insurance policy which provides a stated benefit upon the holder's death, provided that the death occurs within a certain specified time period. However, the policy does not provide any returns beyond the stated benefit, unlike an insurance policy which allows investors to share in returns from the insurance company's investment portfolio.

Whole Life Insurance - Insurance on the life of the insured for a fixed amount at a definite premium that is paid each year in the same amount during the entire lifetime of the insured.

Universal Life Insurance (UL) - Universal Life is a type of permanent life insurance based on a cash value. That is, the policy is established with the insurer where premium payments above the cost of insurance are credited to the cash value.

Final Expense Insurance - Is an insurance policy used to pay for funeral services and a burial when the named insured dies.

Annuities - A fixed sum of money paid to someone each year, typically for the rest of their life. Or a form of insurance or investment entitling the investor to a series of annual sums.

The products described above are the products the company markets and are underwritten by various third party insurance underwriters and the company is not currently developing their own in-house products.

Please see page 22 of the Amendment.

6.      Please delete the reference to “Also included in the table above designated by (*)” or clarify that the table is included in the Selling Security Holders section of this registration statement.

Response: Deleted

Please see page 5 of the Amendment.

7.      We note your response to our prior comment 5. In several places in your amendment, there continue to be references to profitability. We refer you to the following:

·        “The Company’s continued existence is dependent upon its ability to resolve it liquidity problems and increase profitability in its current business operations, “page7;

·        “Price decreases within the industry could adversely affect our operation and profitability,” page 8; and

·        “The Company’s continued existence is dependent upon its ability to resolve it liquidity problems and increase profitability in its current business operations,” page 39.

Please review your registration statement in its entirety to remove these references, and other references to profitability.

Response: All references to Profitability deleted

Please see page 9, 10, 37 and 45 of the Amendment.

8.      Under “Description of Oral Agreements” on pages 5 and 13, please expand your disclosure for each issuance to clarify when you state that you “agreed to services for ___ common shares” whether this issuance was for past performance or future performance and the time period of the performance. It appears from your disclosure on page 50 that these may have been issued for services rendered during the six months ended December 31, 2010.

Response: The issuance of common shares for services rendered was for past performance. The time periods of performance and values per share are as follows:

	Number of shares	Period of Performance		Value per share
		from	to
Christine Butcher	26, 667 shares	7/28/2009	2/8/2011	$ 0.150
Christine Butcher	400,000 shares	7/28/2009	11/19/2010	$ 0.020
Robert & Michelle Wallace	300,000 shares	7/28/2009	11/19/2010	$ 0.020
Marcia McGown	200,000 shares	7/28/2009	3/1/2011	$ 0.001
David Raper	200,000 shares	7/28/2009	3/1/2011	$ 0.001
Tonya Copeland	25,000 shares	7/28/2009	3/1/2011	$ 0.001
Steven Dryzer	100,000 shares	7/28/2009	3/1/2011	$ 0.001
Samuel Wolfe	32,500,000 shares	7/28/2009	3/1/2011	$ 0.001
Ralph Simpson	32,500,000 shares	7/28/2009	3/1/2011	$ 0.001
Fred & Frances Potter	100 shares	7/28/2009	8/6/2009	$ 0.001
Fred & Frances Potter	50 shares	7/28/2009	4/15/2010	$ 0.001
Fred & Frances Potter	150,000 shares	7/28/2009	4/18/2011	$ 0.150

Please see page 6 and page 15 of the Amendment.

9.      We note your response to our prior comment 10. In your risk factor discussing losses from operations on page 7, please disclose that your independent registered accounting firm has express substantial doubt in its report about your ability to continue as a going concern. Please also disclose the consequences of this statement in its report in terms of your ability to raise capital or borrow money.

Response: If adequate funds are not available, we may be required to curtail operations or to obtain funds by entering into collaboration agreements on unattractive terms.

Please see page 9 of the Amendment.

10.   We note your response to our prior comment 11. Based on your disclosure on page 42, it appears that your net losses as of the six months ended December 31, 2010 were $281,922, rather than your net losses to date. Please revise your disclosure accordingly.

Response: Net losses were updated to March 31st, 2011

Please see page 8 of the Amendment.

11.   We note your response to our prior comment 14. If true, please clarify in this risk factor that you are referring to the Texas Insurance Department. Please also clarify in the last sentence and in your Business section on page 18 the states in which you have current insurance licenses.

Response: The Company is regulated by the Texas Insurance Department for all insurance products that we offer to our clients. We also currently hold active insurance licenses in the following states: CA, CT, FL, GA, KS, KY, LA, MS, MO, NM, NY, NC, ND, PA, RI, SD, UT, VT, VA, WV, WI.

Please see page 10 and page 21 of the Amendment.

12.   We note your response to our prior comment 15. The material risks involved in an investment in your common stock encompass more than the seasonality of the housing market. You should review this risk factor for the purpose of including other material risks, to the extent that they have not been discussed in other risk factors. Alternatively, if this risk factor is intended to only describe the risk of the seasonality of your business, please revise the header to more specifically identify the risk, as currently drafted, your header is overbroad.

Response: AN INVESTMENT IN OUR SECURITIES REPRESENTS SIGNIFICANT SEASONAL AND CYCLICAL RISK AND YOU MAY LOSE ALL OR PART OF YOUR ENTIRE INVESTMENT.

Please see page 10 of the Amendment.

13.   With regard to each of the oral agreements entered into for your stock issuances, please also disclose when the shares were issued and what price as used to value the stock.

Response: The issuance of common shares for services rendered was for past performance. The time of each issuance and values are as follows:

	Number of shares	Issuance Date	Price per share

Christine Butcher	26, 667 shares	2/8/2011	$ 0.150
Christine Butcher	400,000 shares	11/19/2010	$ 0.020
Robert & Michelle Wallace	300,000 shares	11/19/2010	$ 0.020
Marcia McGown	200,000 shares	3/1/2011	$ 0.001
David Raper	200,000 shares	3/1/2011	$ 0.001
Tonya Copeland	25,000 shares	3/1/2011	$ 0.001
Steven Dryzer	100,000 shares	3/1/2011	$ 0.001
Samuel Wolfe	32,500,000 shares	3/1/2011	$ 0.001
Ralph Simpson	32,500,000 shares	3/1/2011	$ 0.001
Fred & Frances Potter	100 shares	8/6/2009	$ 0.001
Fred & Frances Potter	50 shares	4/15/2010	$ 0.001
Fred & Frances Potter	150,000 shares	4/18/2011	$ 0.150

Please see page 6 and page 15 of the Amendment.

14.   Please amend your disclosure to explain in layman’s terms what you mean by a “spread” and “override.”

Response: Commission/spread/override all are defined as follows:

In general, a fee paid to an agent for facilitating a transaction. In general, the level of commission is either a flat fee (possibly going up in stages according to the size of the deal) or a percentage based on the size of the deal. An important determinant of the amount of commission paid will be the kind of service and experience the agent provides.

Please see page 20 of the Amendment.

15.   Please expand your disclosure in this subsection to disclose the percentage of shares each held by Messrs. Wolfe and Simpson.

Response: Samuel Wolfe 32,500,000 = 43.11%

Ralph Simpson 32,500,000 = 43.11%

Please see page 20 of the Amendment.

16.   Please balance the current disclosure in this subsection to also disclose when the company was formed, when it started generating revenues and the fact that the company has not yet made a profit.

Response: The Company was formed in July 2009 but for the first 10 months, the company was a development stage company securing the agreements and contracts from various insurance underwriters to market and sell their insurance products. The Company started creating revenues in June 2010 but has not yet made a profit.

Please see page 5 of the Amendment.

17.   We note your response to our prior comments 30 and 31. Please revise pages 23-25, as much of the disclosure included in this section continues to resemble marketing and recruitment literature and does not fully comply with the requirements of Item 101(h) of Regulation S-K. In addition, your disclosure continues to include terms such as “proven system” and “strong track record” that do not appear to be consistent with your other disclosures in this registration statement. Please revise pages 23-25 accordingly.

Response: 3.2 Competitive Comparisons

We feel that our current and anticipated principal competitors are the following: Amerilife, BayPlanning, EPIC, Consolidated Underwriter, ABL marketers, National Agents Alliance, Insurance Wholesalers and Life & Annuity Masters.

To succeed in this competitive market Unique Underwriters is dedicated to the prosperity of our agents. Our service called “Leads Station” is our competitive difference.

Unique Underwriters is your source for creating opportunities from our leads.

PRE-QUALIFIED EXCLUSIVE LEADS...

We provide pre-qualified mortgage protection, final expense, annuities and all aspects of life insurance sales leads and provide the stepping stones to ensure agent success.

THE AMAZING OPPORTUNITY FOR AN AGENT TO BUILD THEIR OWN BUSINESS.

Unique Underwriters, wants to be the agent’s partner of choice in production. Our exclusive pre-qualified lead generation and intense boot camp trainings provide our agents, with the tools necessary to succeed. The income agents earn will be up to the agent alone. Immediate distribution of leads - leads are sent to agents within 24 hours from when we receive them!

JOINING A SOLID BUSINESS WITH A STRONG TRACK RECORD...

Unique Underwriters is an agent’s source for creating opportunities from our leads. Unique Underwriters, offers competitive products from over 25 carriers. We are dedicated to generating mortgage protection, final expense, annuities and all aspects of life insurance sales leads. Unique Underwriters leads are provided to Unique Underwriters agents.

3.3 Sales Collateral and Backend

An online resource under the URL www.uniqueunderwriters.com has been created to support all agent activities. This will be further enhanced with online training and social media support.

3.4 Fulfillment

The key to fulfilling our client and agents needs is provided by our core team who has over 20 years' experience between them in the insurance industry.

3.5 Technology

Unique Underwriters will leverage the latest in online platforms and mobile technology with key milestones in place upon increased revenues and funding.

3.6 Future Services

As a future publicly traded company, the founders, management and board members will continue to seek to strategically advance market equity and shareholder value. This will be reviewed on a quarterly basis. Future services are constantly under review.

Strategy and Implementation Summary

1. Emphasize service and ongoing support. Greatly enhance client retention.

2. Build strong partnerships. Concentrate on building a long term relationships with our clients and agents making the client and our agents appreciate the value of a long-term relationship.

3. Focus on target markets. We must focus on client segments that we identify and select to insure.

5.2 Marketing Strategy

1. Emphasize service and support.

2. Build a partnership business based on strong training and incentives.

3. Focus on the proper markets and segments.

4. Target for direct response and maximized lead generation.

5. Investigate attracting other established agents.

5.2.1 Competitive Strategy Summary

Intensive Sales Training

Agents will leave our Boot Camp totally ready to write mortgage protection insurance, final expense, annuities and all aspects of life insurance sales. Everything is documented, explained and role-played.

Exclusive Mortgage Leads

Never-before-called-on-by-anybody LEADS! Fresh, new mortgage protection, final expense, annuities and all aspects of life insurance sales leads generated fast by our in-house print shop.

Terms such as “proven system” and “strong track record” have been deleted.

Please see page 24 and page 25 of the Amendment.

18.   Please revise the par value and number of common stock shares authorized to correspond to your disclosure in Note 3 or explain the reason for the inconsistency.

Response: Corrected. Par value is $0.001 and 1,000,000,000 shares authorized.

Please see page 36 and page 45 of the Amendment.

19.   Please remove the asterisks at the bottom of the page or clarify why this notation is presented.

Response: Removed

20.   We acknowledge your response to our comment 33 and we reissue our comment. With regards to your revenues related to sales commission, please clarify what event triggers this revenue to be recognized as your current policy is vague.

Response: The event that causes sales commissions revenue to be recognized is when the clients' applications for insurance are approved by the carriers' underwriters.

Please see page 33 and page 42 of the Amendment.

21.   We acknowledge your response to our comment 34 and we reissue our comment. You stated that “compensation is paid for acceptable insurance policies submitted…” Please clarify what dictates “an acceptable insurance policy.” Also disclose the terms of your arrangements with insurance carriers. Clarify what you mean by “(o)ur spread averages 50% override from the business our agents write.”

Response: An acceptable insurance policy is a policy that meet the underwriter’s guidelines after first being submitted an application for insurance, completed by the client with one of our agents. The agent first submits the application to our office. The application is then forward to the insurance carrier where the insurance carrier underwriters review the applications to verify that it meets their underwriting guidelines. If the application is approved by the underwriter and all required documents have been submitted then both the agent and the company are paid a commission for that policy. The company’s average commission is 50%, which is generated from the policies that are approved by the insurance carriers which our agents have submitted.

The company’s contractual agreement with the insurance carriers is as follows: The Company is paid a commission from each policy that is submitted by our agents and approved by the carrier. The carrier agrees to pay a commission to the company in an amount equal to the difference between the agent’s commission level and the company’s commission level. The insurance carriers also agree to pay renewals on those approved policies which remain active for at least 2 years.

Please see page 20 of the Amendment.

22.   We acknowledge your response to our comment 36. It appears that agent expense should be classified as cost of sales. Please revise your financial statements accordingly or clearly explain why agent expenses should not be included in your cost of sales.

Response: Removed from expenses and added to COGS.

Please see page 29, 33, 40, 42, 47 and 48 of the Amendment.

23.   In accordance with ASC 280-10-50-40, please disclose the revenues from external customers for each product and service (i.e. mortgage life insurance, final expense insurance, annuities) or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.

Response: Segment revenue is not applicable herein since we mistakenly labeled sales as "commissions" when it actually should been classified as "Lead Sales". Accordingly, we changed the presentation in the accompanying Statement of Operations to more accurately describe our sales description.

Please see page 37 and page 45 of the Amendment.

24.   You disclose on page 53 that “there was no expense activity until May of 2010.” This does not appear to be consistent with your disclosure later on this page that you have operating expenses from July 28, 2009 through June 30, 2010. Please revise to remove the inconsistencies.

Response: THERE IS NO PRIOR COMPARABLE PERIOD TO COMPARE AGAINST FOR PURPOSES OF THIS SECTION SINCE THERE WAS NO EXPENSE ACTIVITY UNTIL JUNE OF 2010. The aforementioned expenses in the prior period were zero.

Included in other administrative expenses in the accompanying statement of operations are miscellaneous and sundry expenses pertaining to office expenses and office supplies that are immaterial to be presented separately on the face of the statement of operations.

Please see page 47 and page 49 of the Amendment.

25.   We are re-issuing prior comment 41 as your response is not relevant to the prior comment. In your disclosure of your expenses, please revise to separately quantify the expenses attributable to agent expenses, consulting fees, contract labor, rent and other administrative expenses. Please also clarify what is included in other administrative expenses.

Response: We had operating expenses of $1,087,629 for nine months ended March 31st, 2011, resulting in a loss of $479,277 during the period. Our operating expenses included consulting fee, contract labor, rent and other administrative expenses.

Consulting fee 68,849

Contract labor 609,895

Payroll and related taxes 125,475

Rent 89,535

Other general and administrative expenses 193,875

Total expenses 1,087,629

Included in other administrative expenses in the accompanying statement of operations are miscellaneous and sundry expenses pertaining to office expenses and office supplies that are immaterial to be presented separately on the face of the statement of operations.

Please see page 47 of the Amendment.

26.   We acknowledge your response to our comment 43. Please clarify what you mean by “(t)he estimates can be significant due to judgment in measuring the fair value of our stock price and comparing it to the related fair value of the services performed.” It is not clear why you would compare the fair value of the stock price and services performed and what the difference would entail.

Response: Our initial statement was meant to say that the determination of the fair value of our stock price is a judgmental area because we are not yet trading on any established trading markets. When, and if, our stock does eventually trade, it will be subject to liquidity discounts, etc. that can cause us to use judgment when valuing our shares. This is why, in such cases, that a comparison will be made to the fair value of services rendered, and we will record the transaction based on the more objectively verifiable evidence in the given situation.

27.   In this exhibit index, you have listed your Amended Articles of Amendment to Articles of Incorporation dated April 15, 2011, which discloses the number of your authorized shares. However, you have not listed and incorporated by reference your Amended Articles of Amendment of Articles of Incorporation dated December 7, 2010 that, among other things, states the voting and conversion rights of your Series A and B preferred stock. All amendments to your Articles of Incorporation should be listed and incorporated by reference in this exhibit index. Please revise accordingly.

Response: Amended Articles of Amendment of Articles of Incorporation dated December 7, 2010 was filed as Exhibit 3.2 (a)

28.   As there was no updated consent provided in your amended filing, we reissue our comment 49. Please provide a revised and updated consent in your next amendment.

Response: Revised and updated, please see exhibit 23.1

Very truly yours,

UNIQUE UNDERWRITERS INC.

By: /s/ Samuel Wolfe

Samuel Wolfe

President and Chief Executive Officer

cc: Sasha Parikh, SEC

Gus Rodriguez, SEC

Jennifer Riegel, SEC